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                     March 6, 2023

       Pablo Brizzio
       Chief Financial Officer
       Ternium S.A.
       26 Boulevard Royal     4th floor
       L-2449 Luxembourg

                                                        Re: Ternium S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            File No. 1-32734

       Dear Pablo Brizzio:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing